                                                                       EXHIBIT 8


                     [PricewaterhouseCoopers Letterhead]


September 29, 1998


Mr. Flake Oakley
Chief Financial Officer
Colonial BancGroup, Inc.
P.O. Box 1109
Montgomery, AL  36101

Dear Mr. Oakley:

For various business reasons, TB&T, Inc. (Acquired Corporation) and The Colonial BancGroup, Inc. (BancGroup), both U.S. corporations, have entered into an Agreement and Plan of Merger (Agreement) on August 6, 1998. Pursuant to your request, our letter addresses certain federal income tax consequences of the proposed transaction as outlined below. We will address whether the merger will qualify as reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (I.R.C.). We will also address certain additional federal income tax consequences to Acquired Corporation, BancGroup, and shareholders. This letter is not a comprehensive analysis of the income tax consequences to Acquired Corporation shareholders. Acquired Corporation shareholders should consult their own tax advisors regarding the income tax consequences of the merger.


BACKGROUND

Acquired Corporation operates as a bank holding company for its indirect 100% owned U.S. subsidiary, Texas Bank & Trust (Bank). Acquired Corporation is the sole shareholder of TB&T Holdings, Inc., (Holdings), a Delaware corporation, which is the sole shareholder of Bank. BancGroup, a Delaware corporation, is a bank holding company with a wholly owned subsidiary, Colonial Bank. Colonial Bank currently operates in Alabama, Florida, Georgia, Nevada, Tennessee, and Texas.


CERTAIN TERMS OF THE MERGER

At the effective date of the merger, Acquired Corporation will merge with and into BancGroup, with BancGroup as the surviving corporation. Pursuant to the terms of the transaction, each share of common stock of Acquired Corporation outstanding and held by Acquired Corporation's shareholders other than shares held by shareholders who perfect their dissenter's rights, will be converted by operation of law and without any action on the part of the parties or the holders thereof into 0.3203 shares (.6406 shares after giving effect to the Stock Split) of BancGroup common stock as provided in the Agreement. On the effective date and as a result of the merger, BancGroup will assume all of the outstanding options of Acquired Corporation, whether or not vested or exercisable. Each such option will cease to represent a right to acquire Acquired Corporation common stock and will, instead, represent a right to acquire BancGroup common stock on substantially the same terms applicable to the Acquired Corporation options except as specified in the agreement.

The holders of Acquired Corporation options may provide written notice, no later than five days prior to the effective date of the merger, to Acquired Corporation that they wish to surrender their Acquired Corporation options to BancGroup in exchange for BancGroup common stock. The amount of BancGroup common stock issued in exchange for Acquired Corporation options will be equal to the difference between the total value of the shares of BancGroup common stock to be issued pursuant to such Acquired Corporation options less the aggregate exercise price of such Acquired Corporation options divided by the market value.

No fractional shares of BancGroup common stock will be issued. Instead, each holder of shares of Acquired Corporation stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup common stock shall, at the time of surrender of the certificates previously representing Acquired Corporation stock, be paid by BancGroup an amount in cash. Any shareholder of Acquired Corporation who does not vote in favor of the Agreement and who complies with certain procedures relating to the rights of dissenting shareholders will be entitled to receive payment for the fair value of his or her Acquired Corporation stock.

Further, after consummation of the merger, BancGroup and Acquired Corporation anticipate merging Bank with and into either the Colonial Bank or FirstBank, a Texas state bank which may be wholly owned by BancGroup by the effective date. After the merger, Holdings will remain a subsidiary of BancGroup.


REPRESENTATIONS OF PARTIES - HOLDING COMPANY MERGER

[] BancGroup and Acquired Corporation intend that the merger will qualify for federal income tax purposes as a "reorganization" within the meaning of I.R.C. Section 368(a) of the Code.

[] The fair market value of the BancGroup stock received by each shareholder of Acquired Corporation pursuant to the terms of the Agreement will be approximately equal to the fair market value of Acquired Corporation stock surrendered in the exchange. The terms of the Agreement are the result of arm's-length negotiations between unrelated parties.

[] There is no plan or intention by the shareholders of Acquired Corporation to sell, exchange, or otherwise dispose of a number of shares of BancGroup stock received in the transaction to BancGroup (or to a party related, as defined in Regulation Section 1.368-1(e)(3), to BancGroup) that will reduce the Acquired Corporation shareholders' ownership of BancGroup stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent of the value of all of the formerly outstanding stock of Acquired Corporation as of the same date. For purposes of this representation, shares of Acquired stock exchanged for cash, and surrendered by dissenters, or exchanged for cash in lieu of fractional shares of BancGroup stock will be treated as outstanding Acquired Corporation stock on the date of the transaction. Shares of Acquired stock and shares of BancGroup stock held by Acquired Corporation shareholders and otherwise sold, redeemed or disposed of prior or subsequent to the transaction will be considered in making this representation.

[] BancGroup has no plan or intention to reacquire any of its stock issued in the transaction.

[] BancGroup has no plan or intention to sell or otherwise dispose of any of the assets of Acquired Corporation acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(c) of the Internal Revenue Code.

[] The liabilities of Acquired Corporation assumed by BancGroup and the liabilities to which the transferred assets of Acquired Corporation are subject were incurred by Acquired Corporation in the ordinary course of its business.

[] Following the merger, BancGroup will continue the historic business of Acquired Corporation or use a significant portion of Acquired Corporation's historic business assets in a business.

[] Acquired Corporation, BancGroup and Acquired Shareholders will pay their respective expenses, if any, incurred in connection with the transaction.

[] There is no intercorporate indebtedness existing between Acquired Corporation and BancGroup that was issued, acquired, or will be settled at a discount.

[] No two parties to the transaction are investment companies as defined in section 368(a)(2)(f)(iii) and (iv) of the Internal Revenue Code.

[] Acquired Corporation is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(a) of the Internal Revenue Code.

[] No part of the consideration received by the Acquired Corporation shareholders will be received by them in their capacity as debtor, creditor, employee, or any way other than as shareholder.

[] The fair market value of the assets of Acquired Corporation transferred to BancGroup will equal or exceed the sum of the liabilities assumed by BancGroup plus the amount of liabilities, if any, to which the assets transferred are subject.

[] If nonqualified stock options to purchase Acquired Corporation common stock are exchanged for nonqualified stock options to purchase BancGroup common stock, then the difference between the option price and fair market value of BancGroup common stock subject to options immediately after the exchange will be equal to (or greater than) the difference between the option price and the fair market value of Acquired Corporation common stock subject to options immediately before the exchange. All other terms of the BancGroup nonqualified stock options will be the same as those of Acquired Corporation's nonqualified stock options.

[] Any incentive stock options acquired from Acquired Corporation as a part of the merger and reissued by BancGroup will be issued at substantially the same terms, so as not to create material modification as defined in I.R.C. Section 424.

[] The compensation to be paid by BancGroup or Acquired Corporation to the officers and employees of Acquired Corporation under any stock option, employment, or noncompete agreement will be at a rate equal to the fair market value of the services actually performed and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services. In addition none of the compensation to be received by the shareholder-employees of Acquired Corporation will be part of the consideration for their target stock.

[] At the time of the merger, Acquired Corporation will not have outstanding any warrants, convertible securities, or any other right pursuant to which any person could acquire stock in Acquired Corporation except for the 138,000 shares of Acquired Corporation stock subject to the Stock Option Agreement.

[] The Merger will be consummated in compliance with the material terms of the Agreement and none of the material terms and conditions therein have been waived or modified and BancGroup has no plan or intention to waive or modify any such material condition


TAX CONSEQUENCES TO ACQUIRED CORPORATION AND BANCGROUP

The merger of Acquired Corporation with and into BancGroup will constitute a merger within the meaning of I.R.C. Section 368(a)(1)(A), provided that the merger qualifies as a statutory merger pursuant to state law. Acquired Corporation and BancGroup will each be "a party to the reorganization" within the meaning of I.R.C. Section 368(b) of the Code. Based upon I.R.C. Sections 357(a) and 361(a), Acquired Corporation will recognize no gain or loss when it transfers its assets to BancGroup in a constructive exchange solely for BancGroup's stock and the assumption of Acquired Corporation's liabilities by BancGroup. Acquired Corporation will also not recognize any gain or loss upon the receipt of cash in the exchange since Acquired Corporation will be merging out of existence and it will not retain any of the consideration paid by BancGroup in the merger as part of the plan of reorganization under I.R.C. Section 361(b).

IRS Regulation Section 1.368-1(e) requires a continuity of interest to be maintained in Acquired Corporation such that a substantial part of the value of the proprietary interests in Acquired Corporation be preserved in the reorganization. A proprietary interest is preserved if it is exchanged for a proprietary interest in BancGroup, it is exchanged by BancGroup for a direct interest in Acquired Corporation, or it otherwise continues as a proprietary interest in Acquired Corporation Further, a proprietary interest will be maintained if there is a continuing interest through stock ownership in BancGroup on the part of the former shareholders of the Acquired Corporation which is equal in value, as of the effective date of the reorganization, to at least 50% of the value of all the formerly outstanding stock of the Acquired Corporation as of the same date.

Pursuant to I.R.C. Section 1032 of the Code, no gain or loss will be recognized by BancGroup upon the acquisition by BancGroup of the assets of Acquired Corporation in exchange for BancGroup common stock and the assumption of Acquired Corporation's liabilities. BancGroup's basis in the assets acquired in the transaction will be equal to the basis of the assets in the hands of Acquired Corporation immediately before the transaction under I.R.C. Section 362(b). I.R.C. Section 1223(2) provides that BancGroup's holding period for each Acquired Corporation asset received in the merger will include the period during which the asset was held by Acquired Corporation immediately before the transaction.

Pursuant to I.R.C. Section 381(a), BancGroup will succeed to and take into account the items of Acquired Corporation described in I.R.C. Section 381(c), subject to the conditions and limitations of I.R.C. Sections 381, 382, 383, 384, and 1502 and the regulations thereunder. BancGroup will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Acquired Corporation as provided by I.R.C. Section 381(c)(2) of the Code and
Section 1.381(c)(2)-1 of the Regulations.


TAX CONSEQUENCES TO ACQUIRED CORPORATION SHAREHOLDERS

I.R.C. Section 354 states that a shareholder who receives solely BancGroup common stock in exchange for Acquired Corporation common stock will recognize no gain or loss on the exchange, except with respect to cash received in lieu of a fractional interest in BancGroup common stock. I.R.C. Section 358 of the Code provides that the shareholder's tax basis in the BancGroup common stock received in the exchange will be the same as the basis of the Acquired Corporation common stock surrendered, decreased by the amount of cash (if any) received by the shareholder and increased by the amount of gain (if any) recognized in the exchange. I.R.C. Section 1223 of the Code provides that such shareholder will include the period during which Acquired Corporation stock was held in his holding period for the BancGroup common stock received in the exchange.

The payment of cash in lieu of fractional shares of BancGroup common stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by BancGroup. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in I.R.C. Section 302(a) of the Code. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share constitutes a capital asset in the hands of the exchanging shareholder. The shareholders will recognize capital gain or loss equal to the difference between the cash received and the basis of the fractional share interest that would have been issued.

Holders of shares of Acquired Corporation common stock who receive cash upon the exercise of any appraisal rights will be subject to a taxable transaction for federal income tax purposes. Such a shareholder will recognize gain or loss measured by the difference between the tax basis for his or her shares and the amount of cash received pursuant to I.R.C. Section 1012 of the Code (unless the receipt of cash is treated as a dividend, as described below).

In certain circumstances, the receipt of solely cash by an Acquired Corporation shareholder could be treated as a dividend under Section 302(a) (to the extent of the shareholder's ratable share of applicable earnings and profits) if the shareholder constructively owns shares of Acquired Corporation Common Stock that are exchanged for BancGroup Common Stock in the Merger. Generally, a shareholder constructively owns stock that is owned by members of the shareholder's family, and by certain controlled or related partnerships, estates, trusts and corporations, pursuant to the constructive ownership rules of I.R.C. Section 318 of the Code, as well as any shares that the shareholder has an option to acquire.

The receipt of solely cash by an Acquired Corporation shareholder in exchange for his stock will not be treated as a dividend if such exchange or receipt results in a meaningful reduction or a substantially disproportionate reduction in the shareholder's ownership interest or results in a complete termination of the shareholder's interest, taking into account, in each case, the constructive ownership rules described above. A complete termination of a shareholder's interest will occur if, after the receipt of cash in exchange for stock, the shareholder owns no shares of stock in BancGroup. Thus, a shareholder who receives solely cash for all of the stock actually owned by him will generally qualify for capital gain treatment under the complete termination test if none of the shares constructively owned by him are exchanged in the merger for BancGroup Common Stock and the shareholder does not otherwise own, actually or constructively, any shares of BancGroup Common Stock after the merger.

Where the complete termination of interest test is not satisfied with respect to a particular shareholder (because, for example, Acquired Corporation shares owned by a related party are exchanged for BancGroup Common Stock in the merger), that shareholder will nonetheless generally be entitled to capital gain treatment if the receipt of cash in exchange for his shares results in a "substantially disproportionate" reduction or a "meaningful" reduction in his ownership interest. I.R.C. Section 302 of the Code provides that a shareholder's reduction in ownership interest should normally be "substantially disproportionate," and capital gain treatment should normally result, if (1) the shareholder owns less than 50% of the total combined voting power of all classes of stock immediately after the merger, and (2) the shareholder's proportionate stock interest in BancGroup immediately after the merger is 20% or more below what his proportionate interest in BancGroup would have been if he had received solely BancGroup Common Stock in the merger.

Acquired Corporation shareholders who constructively own stock in Acquired Corporation should consult a tax advisor regarding the characterization of cash payments received in the reorganization in exchange for Acquired Corporation stock as either capital gain income or dividend income.


CONVERSION OF ACQUIRED CORPORATION OPTIONS INTO BANCGROUP STOCK

         INCENTIVE STOCK OPTIONS

The shareholders of Acquired Corporation can elect to receive shares of BancGroup common stock for the difference between the exercise price of Acquired Corporation options and the fair market value of BancGroup stock at the effective date of the Agreement. This election, if made, is effectively a "cashless exercise" of an incentive stock option (i.e., the option holder is treated as exercising all of the options and remitting a portion of the BancGroup stock to Acquired Corporation in satisfaction of the exercise price ("foregone stock")). The cashless exercise of Acquired Corporation incentive stock options will result in the option holder recognizing ordinary income equal to the amount of the bargain purchase element of the BancGroup stock foregone. In addition, if Acquired Corporation's incentive stock plan does not have a cashless exercise feature, the cashless exercise of an incentive stock option by an option holder could be interpreted as a material modification under I.R.C.
Section 424. If the cashless exercise feature constitutes a material modification, such modifications will result in the deemed granting of new options to all holders of incentive stock options. The new options will be subject to the requirements of I.R.C. Section 424 at the date of material modification. The exercise of a disqualified incentive stock option will entitle Acquired Corporation to a compensation deduction when the option is exercised.


         NONQUALIFIED STOCK OPTIONS

The shareholders of Acquired Corporation can elect to receive shares of BancGroup common stock for the difference between the exercise price of Acquired Corporation options and the fair market value of BancGroup stock at the effective date of the Agreement. The cashless exercise of nonqualified stock options does not alter the timing or character of income recognition. The shareholders of Acquired Corporation will recognize ordinary income for the fair market value of the stock received in conjunction with the exercise of the options (i.e., the difference between the fair market value of BancGroup stock and the exercise price).

Acquired Corporation is entitled to a corresponding compensation deduction in the same amount.


REPRESENTATIONS OF PARTIES - SUBSIDIARY BANK MERGER

[] Subsequent to the merger of Acquired Corporation with and into BancGroup, Bank will merge with and into Colonial Bank with Colonial Bank surviving in a statutory merger pursuant to state law. Colonial Bank and Bank intend for the merger to qualify as a tax-free reorganization under Section 368(a).

[] The fair market value of the Bank stock and other consideration received by each Bank shareholder will be approximately equal to the fair market value of the Bank stock surrendered in the exchange.

[] There is no plan or intention by the shareholders of Bank who own 5 percent or more of the Bank stock, and to the best of the knowledge of the management of Bank, there is no plan or intention on the part of the remaining shareholders of Bank to sell, exchange, or otherwise dispose of a number of shares of Colonial Bank stock received in the transaction to Colonial Bank (or to a party related, as defined in Regulation Section 1.368-1(e)(3), to Colonial Bank) that would reduce the Bank shareholders' ownership of Colonial Bank stock to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding stock of Bank as of the same date. For purposes of this representation, shares of Bank stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Colonial Bank stock will be treated as outstanding Bank stock on the date of the transaction. Moreover, shares of Bank stock and shares of Colonial Bank stock held by Bank shareholders and otherwise sold, redeemed, or disposed of prior to subsequent to the transaction will be considered in making this representation.

[] Colonial Bank will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Bank immediately prior to the transaction. For purposes of this representation, amounts paid by Bank to dissenters, amounts paid by Bank to shareholders who receive cash or other property, amounts used by Bank to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Bank immediately preceding the transfer will be included as assets of Bank held immediately prior to the transaction.

[] After the transaction, the shareholders of Bank will be in control of Colonial Bank within the meaning of section 368(c)(2) of the Internal Revenue Code.

[] Colonial Bank has no plan or intention to reacquire any of its stock issued in the transaction.

[] Colonial Bank has no plan or intention to sell or otherwise dispose of any of the assets or Bank acquired in the transaction, except for dispositions made in the ordinary course of business.

[] The liabilities of Bank assumed by Colonial Bank plus the liabilities, if any, to which the transferred assets are subject were incurred by Bank in the ordinary course of its business and are associated with the assets transferred.

[] Following the transaction, Colonial Bank will continue the historic business of Bank or use a significant portion of Bank's historic business assets in a business.

[] At the time of the transaction, Colonial Bank will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Colonial Bank that, if exercised or converted, would affect the Bank shareholders' acquisition or retention of control of Colonial Bank, as defined in section 368(c)(2) of the Internal Revenue Code.

[] Colonial Bank, Bank, and the shareholders of Bank will pay their respective expenses, if any, incurred in connection with the transaction.

[] There is no intercorporate indebtedness existing between Colonial Bank and Bank that was issued, acquired, or will be settled at a discount.

[] No two parties to the transaction are investment companies as defined in section 368(a)(2)(f)(iii) and (iv) of the Internal Revenue Code.

[] The fair market value of the assets of Bank transferred to Colonial Bank will equal or exceed the sum of the liabilities assumed by Colonial Bank, plus the amount of liabilities, if any, to which the transferred assets are subject.

[] The total adjusted basis of the assets of Bank transferred to Colonial Bank will equal or exceed the sum of the liabilities to be assumed by Colonial Bank, plus the amount of liabilities, if any, to which the transferred assets are subject.

[] Bank is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(a) of the Internal Revenue Code.


TAX CONSEQUENCES OF SUBSIDIARY BANK MERGER

The merger of Bank with and into Colonial Bank should constitute a reorganization within the meaning of I.R.C. Section 368(a)(1)(A) and Section 368(a)(1)(D), provided that the merger qualifies as a statutory merger pursuant to state law. Bank and Colonial Bank should each be "a party to the reorganization" within the meaning of I.R.C. Section 368(b) of the Code. Based upon I.R.C. Sections 357(a) and 361(a), Bank should recognize no gain or loss when it transfers its assets to Colonial Bank in a constructive exchange solely for Colonial Bank's stock and the assumption of Bank's liabilities by Colonial Bank. Bank should also not recognize any gain or loss upon the receipt of cash in the exchange since Bank will be merging out of existence and it will not retain any of the consideration paid by Colonial Bank in the merger as part of the plan of reorganization under I.R.C. Section 361(b).

Pursuant to I.R.C. Section 1032 of the Code, no gain or loss should be recognized by Colonial Bank upon the acquisition by Colonial Bank of the assets of Bank in exchange for Colonial Bank's common stock common stock and the assumption of Bank's liabilities. Colonial Bank's basis in the assets acquired in the transaction be equal to the basis of the assets in the hands of Bank immediately before the transaction per I.R.C. Section 362(b). I.R.C. Section 1223(2) provides that Colonial Bank's holding period for each Bank asset received in the merger should include the period during which the asset was held by Bank immediately before the transaction.

Pursuant to I.R.C. Section 381(a), Colonial Bank should succeed to and take into account the items of Bank described in I.R.C. Section 381(c), subject to the conditions and limitations of I.R.C. Sections 381, 382, 383, 384, and 1502 and the regulations thereunder. Colonial Bank should succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Bank as provided by I.R.C. Section 382(c)(2) of the Code and Section 1.381(c)(2)-1 of the Regulations.

If Holdings distributes the Colonial Bank stock to BancGroup, gain shall be realized to Holdings as if the stock were sold to BancGroup at its fair market value (section 311(b)). However, Regulation Section 1.1502-13(b)(1) treats the distribution of property from Holdings to BancGroup as an intercompany transaction. Per Regulation Section 1.1502-13(c) and Regulation Section 1.1502-13(f)(2)(iii), the recognition of any Section 311(b) gain from an intercompany transaction is not immediately taken into account. Holdings should take that gain into account under the matching and acceleration rules of Regulation Section 1.1502-13(c) and (3).


SUMMARY

The merger of BancGroup and Acquired Corporation will qualify as a tax-free reorganization within the meaning of I.R.C. Section 368(a)(1)(A). BancGroup's basis in Acquired Corporation's assets will be the same as Acquired Corporation's basis in its assets before the merger. The merger of Colonial Bank and Bank will also qualify as a tax-free reorganization within the meaning of I.R.C. Section 368(a)(1)(A) and Section 368(a)(1)(D). Colonial Bank's basis in Bank's assets will be the same as Bank's basis in its assets before the merger. Acquired Corporation shareholders will retain a substituted basis in the shares of BancGroup stock received in the merger decreased by the amount of cash received and increased by the amount of gain recognized in the transaction. The only taxable consequences will be to those shareholders who receive cash in lieu of fractional shares and those shareholders who receive solely cash in the exchange upon perfecting their dissenter's rights. Shareholders receiving cash must examine their actual and constructive ownership of Acquired Corporation and BancGroup stock for purposes of determining the tax consequences of the cash payments.

The conversion of Acquired Corporation incentive stock options directly into BancGroup stock will result in the incentive stock option holders recognizing ordinary income equal to the bargain purchase element of the BancGroup stock foregone. In addition, if Acquired Corporation's incentive stock option plan does not have a cashless exercise feature, the conversion of Acquired Corporation incentive stock options directly into BancGroup stock could be treated as a material modification of Acquired Corporation's incentive stock option plan. I.R.C. Section 424 states that a material modification of an incentive stock option plan results in the deemed granting of new options to all incentive stock option holders subject to the requirements of I.R.C. Section 424 at the date of the material modification. The conversion of Acquired Corporation nonqualified stock options directly into BancGroup stock will result in the nonqualified option holders recognizing ordinary income equal to the fair market value of BancGroup stock received. Acquired Corporation will be entitled to a corresponding compensation deduction equal to the amount of ordinary income recognized by Acquired Corporation option holders on the "cashless exercise" of both incentive stock options and nonqualified stock options.

Caveat

In rendering our opinion, we have relied upon (i) the Agreement; (ii) the representations given by the parties, which are listed in the "Representations of Parties" sections; and (iii) such other documents as we have deemed necessary or appropriate. We have assumed the genuiness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. We have also assumed that the Agreement reflects all the material facts relating to Acquired, Holdings, Bank, BancGroup, and Colonial Bank. Our opinion is expressly conditioned on, among other things, the accuracy as of the date hereof, and the continuing accuracy, of all such facts and representations. If any of the representations incorporated herein are incorrect in whole or in part, or if the terms of the Agreement are altered before consummation of the Acquisition, such inaccuracies or alterations may have a material effect upon our opinion expressed in this letter.

The foregoing opinion addresses only the items set forth herein and therefore, no tax opinion is hereby expressed regarding any other federal, state, local, or other tax issues or about any other matter not specifically mentioned herein.

Our opinion is based on the relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations thereunder, and the judicial and administrative interpretations thereof. There are no assurances that the conclusions reached herein will be accepted by the Internal Revenue Service or judicial authorities if challenged. Any legislative, regulatory, administrative, or judicial decisions subsequent to the date of this opinion may have an impact on the validity of our conclusions. Unless you specifically request otherwise, we will not update our opinion for changes to the law, regulations, or the judicial and administrative interpretations thereof.

This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied on for any other purpose (other than inclusion in the Proxy and Joint Disclosure Statement to be distributed to the shareholders of the various parties to the reorganization) and may not be circulated, quoted, or otherwise referred to for any other purpose without our express written consent.

If you have any questions or comments, please call Thomas Lee or Mark Borden at
(205) 252-8400.

Very truly yours,

/s/ PricewaterhouseCoopers LLP



PricewaterhouseCoopers LLP